April 4, 2013

John P. Nolan, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	Citizens Holding Company
Form 10-K for the fiscal year Ended December 31, 2012
Filed March 15, 2013
File No. 001-15375

Dear Mr. Nolan:

As Chief Financial Officer and Treasurer for Citizens Holding Company (the “Company”), I acknowledge receipt of your letter dated April 1, 2013 (the “Comment Letter”). The Comment Letter requested the Company’s response within ten business days.

The Company believes that it will require additional time in order to provide a complete and comprehensive response to the Staff’s comments. As such, on April 2, 2013, Richard Mattern, outside counsel to the Company, spoke with Chris Harley and requested an extension until April 22, 2013 for the Company’s response to the Comment Letter. Ms. Harley granted the Company’s request for an extension until April 22, 2013 and requested that we submit a letter via EDGAR to memorialize that extension.

Please feel free to contact me at (601) 389-3302 if you have any questions or need additional information. We appreciate your assistance.

Sincerely,

/s/ Robert T. Smith

Robert T. Smith

Treasurer and CFO